SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 1999

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File No: 1-6926

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  1998 Employee Stock Purchase Plan

  of C. R. Bard, Inc., As Amended and Restated

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

  Report of Independent Public Accountants
  Financial Statements

Statements of Net Assets Applicable to Participants'

Equity As of December 31, 1999 and 1998

Statements of Changes in Net Assets Applicable to

Participants' Equity For the year ended December 31, 1999

and for the period since inception (July 1, 1998) through

December 31, 1998
  Exhibit

Consent of Arthur Andersen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

1998 EMPLOYEE STOCK PURCHASE PLAN

OF C. R. BARD, INC.

(Name of Plan)

By: Charles P. Slacik /s/

Charles P. Slacik

Senior Vice President and

Chief Financial Officer

Dated: March 30, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

We have audited the accompanying statements of net assets applicable to participants' equity of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 1999 and 1998 and the related statements of changes in net assets applicable to participants' equity for the year ended December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1999 and 1998, and the changes in net assets applicable to participants' equity for the year ended December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

March 27, 2000

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Net Assets Applicable to Participants' Equity

As of December 31, 1999 and 1998

	1999	1998
ASSETS:
Employee Contribution receivable	$ 55,987	$ 0
Employer Contribution receivable	$ 17,303	$ 0
Total receivables	$ 73,290	$ 0
Investment, at fair market value -
Common Stock, par value $0.25 per share, of C. R. Bard, Inc.	$ 1,462,535	$ 1,185,327
Total Assets	$ 1,535,825	$ 1,185,327
LIABILITIES:
Payable for stock purchases	$ 1,535,825	$ 1,185,327
Total Liabilities	$ 1,535,825	$ 1,185,327
Participants' Equity	0	0
Total Liabilities and Participants equity	$ 1,535,825	$ 1,185,327

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Changes in Net Assets

Applicable to Participants' Equity

For the Year Ended December 31, 1999

and for the Period Since Inception (July 1, 1998) Through December 31, 1998

	1999	1998
Participants equity, beginning of period	$ 0	$ 0
ADDITIONS:
Employee contributions	2,057,888	771,547
Employer contributions	518,592	413,780
Change in value of shares held	(17,842)	0
	2,558,638	1,185,327
DEDUCTIONS:
Shares issued to participants	1,022,813	0
Amount reserved for future stock purchases	1,535,825	1,185,327
Total deductions	2,558,638	1,185,327
Net additions	0	0
Participants' equity, end of period	$ 0	$ 0

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

  PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan"), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General

Under the Plan, which was approved by C. R. Bard, Inc.'s (the "Company") stockholders at their April 15, 1998 meeting, the Company is authorized to sell up to 500,000 authorized but unissued shares of stock, treasury shares or shares purchased through the open-market to Plan participants in accordance with the Plan. At December 31, 1999, the participants had purchased 73,165 shares of stock since the Plan's inception, leaving 426,835 shares of stock available for future purchases by Plan participants.

The Plan provides eligible employees of the Company and certain of its subsidiaries with an opportunity to purchase shares of the Company's common stock at a 15% discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries of the Company and meet certain other requirements. Among others, these requirements include that the employee's customary work week must be greater than 20 hours and the employee's customary employment must be greater than five months in any calendar year.

Contributions

Participants -- Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay and vacation and holiday pay paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the "Grant Date"). All funds of participants received or held by the Company under the Plan before purchase of the shares of the Company's common stock are held without liability for interest or other increment.

Employer The 15% discount from market value granted to Plan participants on the purchase of shares of stock and the increase in value, if any, of shares between the Grant Date and the Purchase Date represent the Company's noncash contribution to the Plan. These noncash contributions amounted to $518,592 and $413,780 for the periods ended December 31, 1999 and 1998, respectively.

Share Purchases

Except as provided in the Plan, shares of the Company's common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the "Purchase Date"). The purchase price (the "Purchase Price") is 85% of the lower of the fair market value of the Company's common stock on either the Grant Date or the Purchase Date. The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant's plan account on the Purchase Date.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or to defer purchase and registration for six months. As of December 31, 1999 certain international employees have elected such deferral.

Vesting

Participants are always fully vested in their elective payroll contributions and shares of the Company's common stock purchased.

Distributions

Dividends on shares which have been purchased under the Plan but for which Certificates have not been requested are reinvested in the Plan unless instructed otherwise by the Participant. Participants may request their share certificates representing shares of Common Stock purchased on the Purchase Date six months after the Purchase Date.

Participant Refunds

At any time a participant may terminate participation in the Plan by notifying the Company. Upon notification, the participant's payroll deductions under the Plan cease as soon as practicable. If the former participant remains employed by the Company after termination of participation in the Plan, any payroll deductions credited to such participant's plan account are used to purchase shares of stock on the next purchase date. However, if the former participant is no longer employed by the Company after termination of participation in the Plan, any payroll deductions credited to such participant's Plan account are paid to such participant in cash as soon as practicable following the termination of employment.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Tax Status

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Payroll deductions for domestic employees in the Plan began on July 1, 1998. Payroll deductions for certain international employees began on January 1, 1999. Purchases of common stock were made from these payroll deductions as follows: December 31, 1998 23,946 shares at $32.22 per share for domestic employees; July 1, 1999-21,624 shares at $40.91 per share for domestic employees; and 27,595 shares at $40.91 per share for international employees and $40.48 for domestic employees. Subsequent to the Purchase Date, shares are distributed to Participants' Plan accounts and are, therefore, not reflected in these financial statements. There were no dividends receivable as of these dates. The Company pays for all administrative fees for the Plan

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS:

As of December 31, 1999 and 1998, the Plan held 27,595 and 23,946 shares of the Company's common stock with a market value of $1,462,535, or $53.00 per share, and $1,185,327, or $49.50 per share, respectively. All shares were issued from the Company's treasury shares.

(4) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company as specified below or (b) the date no more shares remain to be purchased under the Plan.

The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or on any other purchase date participants in the aggregate have options to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the plan administrator.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated March 27, 2000, included in this Form 11-K, into C. R. Bard, Inc.'s previously filed registration statements (i) on Form S-8 for the Employees' Retirement Savings Plan of C. R. Bard, Inc., Registration No. 333-30217, (ii) on Form S-3 Registration No. 333-05997, (iii) on Form S-8 for the 1990 Employee Stock Option Plan, as amended, Registration No. 333-35544, (iv) on Form S-8 for the C. R. Bard, Inc. 1988 Directors Stock Award Plan, as amended, Registration No.'s 333-64874 and 333-51793, (v) on Form S-8 for the 1993 Long-term Incentive Plan of C. R. Bard, Inc., as amended, Registration No.'s 33-64874, 333-07189, 333-51793 and 333-78089, (vi) on Form S-8 for the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., Registration No. 333-51793, (vii) on Form S-8 for the C. R. Bard, Inc. Management Stock Purchase Plan, Registration No. 333-69857 and, (viii) on Form S-8 for the Med Chem Products, Inc. 1994 Stock Option Plan, MedChem Products, Inc., 1993 Spin-off Stock Option Plan, MedChem Products, Inc. 1993 Director Stock Option Plan, MedChem Products, Inc. amended and restated Stock Option Plan, all formerly maintained by MedChem Products, Inc., Registration No. 33-63147.

Roseland, New Jersey

March 27, 2000